MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

January 12, 2005

3.	News Release

A press release dated January 12, 2005, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on January 12, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On January 12, TransGlobe announced a successful exploration well on Block S-1 in the Republic of Yemen and increased production rates for December 2005. The An Nagyah #14 well was drilled to a total depth of 1,365 meters and suspended as a Lam 'B' oil well. The An Nagyah #14 well encountered a 19 meter oil column in the Lam 'B' (lower Lam) sandstone. The well was swab tested at a rate of approximately 80 barrels of light (40 degree API) oil per day. No water was produced during the test period. This discovery is located south of the An Nagyah field in a separate fault block.

TransGlobe's production during December 2004 averaged approximately 5,325 Boepd, surpassing the target 2004 exit rate of 5,000 Boepd and setting a new record production level for the Company. The An Nagyah field December production was approximately 7,407 Bopd (1,852 Bopd to TransGlobe). The Block 32 production during December averaged 18,630 Bopd (2,573 Bopd to TransGlobe). TransGlobe's Canadian production averaged 900 Boepd during December. Canadian production was curtailed by higher gathering pipeline pressures in the Nevis and Twining areas and well performance. The Company plans to install field booster compression during 2005 to offset the increased pipeline pressures.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

January 13, 2005

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
EXPLORATION WELL RESULTS IN REPUBLIC OF YEMEN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Wednesday, January 12, 2005 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce a successful exploration well on Block S-1 in the Republic of Yemen and increased production rates for December 2005.

BLOCK S-1, REPUBLIC OF YEMEN (25% working interest)

New oil accumulation found at An Nagyah #14:

The An Nagyah #14 well was drilled to a total depth of 1,365 meters and suspended as a Lam 'B’ oil well. The An Nagyah #14 well encountered a 19 meter oil column in the Lam 'B’ (lower Lam) sandstone. The well was swab tested at a rate of approximately 80 barrels of light (40 degree API) oil per day. No water was produced during the test period. This discovery is located south of the An Nagyah field in a separate fault block.

Ross Clarkson, TransGlobe’s President and Chief Executive Officer said, “The An Nagyah #14 oil test has identified a new exploration fairway south of the main An Nagyah field. Additional work will be required to incorporate the well results and remap the seismic in this area to identify future drilling locations. This successful test is further confirmation of the potential of the Lam reservoir in Block S-1.”

The oil production from the An Nagyah field is currently being trucked 18 miles to the Jannah Hunt facility where it enters the Hunt pipeline system to the Red Sea. Trucking operations will be phased out following the construction of a CPF at An Nagyah and a 28 kilometer (18 mile) pipeline to the Jannah Hunt export pipeline. The pipeline and facilities construction are underway and they are expected to be operational by mid 2005. The 10 inch pipeline is designed to allow an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly. The CPF is designed for an initial capacity of 10,000 to 12,000 Bopd (2,500 to 3,000 Bopd to TransGlobe), with expansion capabilities.

The drilling rig is currently moving to another exploration well (Malaki #1) on a separate structure located nine kilometers southwest of the An Nagyah field. Additional development wells on An Nagyah and several exploration wells are planned for the 2005 drilling program.

In addition to the current drilling activities, a workover rig has been on location completing the Harmel #2 well. Harmel #2 was drilled in June 2004 to appraise the shallow oil reservoirs found in the discovery well, Harmel #1. It is anticipated that the Harmel #1 and #2 wells will be equipped with pumps and production testing equipment by the end of the first quarter. Both Harmel wells will then be production tested for several months. Production and test data obtained from the Harmel #1 and #2 wells will help to determine the commerciality of the medium gravity oil (22 degree API).

Continued

PRODUCTION UPDATE

TransGlobe’s production during December 2004 averaged approximately 5,325 Boepd, surpassing the target 2004 exit rate of 5,000 Boepd and setting a new record production level for the Company. The An Nagyah field December production was approximately 7,407 Bopd (1,852 Bopd to TransGlobe). The Block 32 production during December averaged 18,630 Bopd (2,573 Bopd to TransGlobe). TransGlobe’s Canadian production averaged 900 Boepd during December. Canadian production was curtailed by higher gathering pipeline pressures in the Nevis and Twining areas and well performance. The Company plans to install field booster compression during 2005 to offset the increased pipeline pressures.

TransGlobe is a growth oriented international exploration and production company with its corporate office in Calgary, Alberta, Canada. TransGlobe has achieved a production growth rate of 84% per year over the past four years. TransGlobe is well positioned for continued growth with interests in three production sharing agreements in the Republic of Yemen (two producing, one exploration), one exploration concession in the Arab Republic of Egypt and producing oil and gas properties in Alberta, Canada.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s/ Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Lloyd W. Herrick,	Executive Offices:
Vice President & C.O.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com